SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15


          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
            SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
        SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.


                         Commission File Number 0-22953


                  PIONEER BANK, FSB PROFIT SHARING 401(K) PLAN
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              PO Box 846, Baker City, Oregon 97814, (509) 295-5100
       ------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


            Interests in Pioneer Bank, FSB Profit Sharing 401(k) Plan
            ---------------------------------------------------------
            (Title of each class of securities covered by this Form)


       -------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i) [ ]          Rule 12h-3(b)(1)(i) [X]
         Rule 12g-4(a)(1)(ii)[ ]          Rule 12h-3(b)(1)(ii)[ ]
         Rule 12g-4(a)(2)(i) [ ]          Rule 12h-3(b)(2)(i) [ ]
         Rule 12g-4(a)(2)(ii)[ ]          Rule 12h-3(b)(2)(ii)[ ]
                                          Rule 15d-6          [X]

         This Form 15 is filed to report the suspension of the duty of the Pioneer Bank, FSB Profit Sharing 401(k) Plan to file reports as a result of the liquidation of the Plan as of October 26, 2004.

         Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934 (Pioneer Bank, FSB Profit Sharing 401(k) Plan) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   April 29, 2005         By: /s/ DONNA SHEETS
      -------------------          ---------------------------------------------
                                   Donna Sheets, Plan Administrator